3/13

08001314

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Filtrona plc

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**FORMER NAME

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MAR 1 9 2008

THOMSON FINANCIAL

FILE NO. 82- 34882 FISCAL YEAR 12-31-07

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DAT : 3/18/08

[redacted]o: 82-34882

FILTRONA

Filtrona plc

Preliminary results for the year ended 31 December 2007

Filtrona plc, the international, market leading, speciality plastic and fibre products supplier, today announces its preliminary results for the year ended 31 December 2007. Following the disposal of Globalpack, the Brazilian consumer packaging business, in June 2007 the results from continuing operations are shown below:

- Operating profit before intangible amortisation and restructuring costs 14.2% ahead to £64.4m at constant exchange rates, with good progress in both Plastic Technologies and Fibre Technologies

- Operating profit margin before intangible amortisation and restructuring costs improved to 13.0% (2006: 11.4%), driven by stronger performances in higher margin businesses and operational efficiencies

- Revenue flat at constant exchange rates, due to previously announced revenue reductions in the Cigarette Filters business. Excluding Cigarette Filters, revenue growth was up 5.1%

- Profit before tax excluding intangible amortisation and restructuring costs up 14.8% at constant exchange rates to £58.2m

- Profit before tax £51.7m (2006: £52.2m) down 1% after charging £5m of restructuring costs (2006: £nil)

- Cash inflow from operating activities was again strong at £84.9m (2006: £77.2m) up 10.0% due to improved margins and working capital management

- Adjusted earnings per share up 15.4% at constant exchange rates, and 10.3% at actual exchange rates, to 17.2p (2006: 15.6p)

- Total dividend increased by 10.1% to 7.6p (2006: 6.9p)

- Net debt of £135.2m (2006: £98.8m)

Commenting on today's announcement, Mark Harper, Chief Executive of Filtrona, said:

"Filtrona has continued to develop well in 2007, with strong margin improvement, building on the organic growth momentum established in previous years, and supplemented by the successful acquisition of Duraco.

We will continue our strategy of building strong positions in target markets, driving productivity improvements in our existing businesses, and seeking acquisitions which are in line with our strategic focus on high volume, low unit cost, essential products. Overall, despite uncertain economic conditions, the Board believes that Filtrona will continue to make progress and that the Company remains well placed to deliver long-term growth."

Enquiries

Filtrona plc
Mark Harper, Chief Executive
Steve Dryden, Finance Director
Tel: 01908 359 100

Finsbury
James Leviton
Gordon Simpson
Tel: 020 7251 3801

CHAIRMAN'S STATEMENT

Filtrona developed well during 2007. The Company built on the organic growth momentum established in previous years, successfully managed the North American restructuring programme in the Cigarette Filters division, and integrated the newly acquired Duraco business in the US.

In 2007 operating profits for the Company, before intangible amortisation and restructuring costs, moved ahead strongly, growing by 8.8% to £64.4m, an increase of 14.2% at constant exchange rates. Revenue was 4.4% lower than the prior year due to the effects of exchange rates and the decline in the Cigarette Filters division which was highlighted at the end of 2006. Revenue for the other businesses was higher in 2007, most strongly in the Protection & Finishing Products and Bonded Fibre Components divisions. Company margins improved from 11.4% to 13.0% as a result of productivity improvements following the restructuring of the Cigarette Filters division and sustained capital investment. Adjusted earnings per share grew by 10.3% to 17.2p (2006: 15.6p) and by 15.4% at constant exchange rates.

The strategic development of Filtrona continued in 2007. The Duraco business, based in Chicago, Illinois, was acquired and successfully integrated. It has delivered ahead of expectations, with its attractive market positions and strong margin generation complementing the existing Protection & Finishing Products businesses.

The disposal of Globalpack, the Brazilian consumer packaging business, was completed in June and consequently the results shown are on a continuing basis with the contribution from Globalpack presented as a discontinued operation in the Consolidated income statement.

Margin improvement and effective working capital management led to strong cash inflow from operating activities of £84.9m in the year and, in the second half of the year, the Company conducted a limited programme of market purchases of its own shares under which 13.7 million shares (6.2% of the Company's issued share capital) were bought into treasury, returning £30.6m to shareholders.

The Board is recommending a final dividend of 5.08p per share which, if approved, at the Annual General Meeting on 24 April 2008 will make a total of 7.6p (2006: 6.9p) per share for the full year. This represents a 10.1% increase on 2006. The final dividend will be paid on 2 May 2008 to shareholders on the register at 11 April 2008.

Steve Dryden announced his resignation as Finance Director in December 2007, although he currently remains part of the executive team pending the handover of his responsibilities. Steve has made a valuable contribution to Filtrona during his eleven years' of service and the Board wishes him every success in his future career. The recruitment process for Steve's successor is well advanced.

In 2008, Filtrona will continue the programme of driving productivity improvements in its existing businesses, and seeking acquisitions to strengthen the Company's positions in key markets. The performance in Fibre Technologies is expected to be in line with 2007 as a result of reduced volumes and further restructuring costs in the Cigarette Filters division. This restructuring will result in a lower cost base and a more competitive business. The good performance in Plastic Technologies is expected to continue.

Overall, despite uncertain economic conditions, the Board believes that Filtrona will continue to make progress and that the Company remains well placed to deliver long-term growth.

Jeff Harris
Chairman
28 February 2008

Operating Review

Overview

Filtrona is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies.

Filtrona derives strength from serving a wide range of customers, across diverse geographies within a broad but targeted range of international markets. Filtrona's key markets are tobacco, transport, writing instruments, point of purchase, oil and gas and medical and represent important consumer and industrial product segments. With its extensive, flexible manufacturing and distribution capability, Filtrona is a supplier throughout the world to many international, blue chip, market leading customers and the top ten customers in 2007 represented 36.7% of revenue.

As the Company seeks to continuously improve operational performance and provide new innovative solutions, Filtrona anticipates that the quality and breadth of its product and service offering combined with cost competiveness will provide opportunities for growth with current and new customers and expansion into new and existing markets across international boundaries.

In 2007, the geographic destination of the Company's revenue was:

Europe	40.5%
North America	40.0%
Rest of World	19.5%

The Rest of World segment includes many of the lower cost manufacturing and higher growth regions as the Company increasingly focuses on development in higher growth markets such as China, India and Indonesia.

Strategy

Filtrona's long-term objective is to continue to grow profitably for the benefit of all its stakeholders through investing organically and by acquisition in selected markets within or complementary to plastic and fibre technologies. The Company's strategic focus is to build on its core competencies through the development and acquisition of businesses which are engaged in the manufacturing, sourcing and distribution of high volume, low unit cost, small but essential products for use in consumer and industrial markets.

The identification and successful exploitation of markets which offer significant value addition and growth opportunities through product innovation, distribution, service and cost improvements are integral to the future development of Filtrona as the Company seeks to enhance the competitive position of its global businesses.

With a responsible winning culture based on Filtrona's values and key strengths, the reputation of the Company and its employees forms a sound basis for the successful delivery of new business and market opportunities designed to secure long-term value for Filtrona's shareholders.

Performance

In 2006 Filtrona reported a good performance in its first full year as an independent public company. In 2007 the Company accelerated its rate of profit growth before restructuring costs, despite the negative impact on profits from currency translation caused by the further depreciation of the US dollar against sterling. Filtrona also completed its first significant acquisition since the June 2005 demerger, with the valuable addition of the Duraco business to the Protection and Finishing Products division.

Operating profit before intangible amortisation and restructuring costs was up 8.8% to £64.4m (2006: £59.2m). Operating margins improved to 13.0% from 11.4% in 2006. At constant exchange rates, operating profit before intangible amortisation and restructuring costs was up 14.2%. Revenue at constant exchange rates was flat, whilst reported revenue was down by 4.4% to £494.2m (2006: £517.1m) due to the combined effects of currency translation and the previously announced revenue reductions in the Cigarette Filters division. Excluding the Cigarette Filters division, revenue growth for the remainder of the Group was up 5.1% at constant exchange rates. The adverse impact of currency translation during the year was £2.8m on operating profit before intangible amortisation and restructuring costs and £22.9m on revenue.

The Cash inflow from operating activities of continuing operations was again strong at £84.9m (2006: £77.2m) up 10.0%. Return on average operating capital excluding intangible assets continued to improve, up from 24.8% in 2006 to 26.8% in 2007. Return on average total invested capital, including intangible assets and goodwill previously charged to reserves, improved from 13.1% to 13.9% on a pre-tax basis. Adjusted earnings per share grew by 10.3% from 15.6p to 17.2p, and, excluding the impact of currency translation, adjusted earnings per share grew by 15.4%.

Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and security products as well as proprietary and customised plastic extrusions.

Plastic Technologies had a good year with operating profit before intangible amortisation and restructuring costs up 6.7% to £41.6m (2006: £39.0m) and revenue up 1.3% to £265.8m (2006: £262.4m). The operating margin again improved to 15.7% (2006: 14.9%) reflecting the stronger performance of the higher margin businesses. During 2007 significant revenue investments were made to establish new distribution locations and to support businesses still in their infancy. At constant exchange rates, revenue increased by 5.4% and operating profit before intangible amortisation and restructuring costs increased by 10.3%.

Protection and Finishing Products

The Protection and Finishing Products division continued to pursue its strategy of geographic and range expansion combined with consistent investment in business to business marketing programmes, integrated IT systems and supply chain efficiencies. Filtrona's largest profit generating division continued to perform well throughout the year, benefiting from the diversity of its customer base, where no individual customer represents more than 3% of the revenue, and the competitive advantages presented by the breadth of its product offering and the quality of its service. The division holds over 900 million parts representing 26,000 products in multiple stocking locations for same day despatch.

Moss, the pan-European plastic parts supplier, had an excellent year and benefited from a further strengthening of the mix of proprietary and custom products in favour of the more profitable proprietary lines. Sales development across the expanded Continental European network was particularly encouraging within both recently opened and more established locations. The new distribution unit in Hungary was opened successfully in April and the Chinese business, co-located within the Fibertec facility in Ningbo, opened in December. The distribution units in Brno, Czech Republic and in Newcastle, UK were relocated to larger units to accommodate business growth. A new sophisticated fireproof mould store became fully operational at the Kidlington, UK manufacturing facility to further improve risk management at this important site.

Skiffy, the European specialist small nylon parts producer, has delivered another strong year of growth. The new Skiffy distribution operation in Poland was opened successfully in March. Revenue growth has again been assisted by the further increased levels of marketing, including the new catalogue which was launched successfully during April in eight languages. Internet ordering via the multi-language website continues to grow and now represents 27.6% of revenue, up from 22.0% in 2006.

Alliance, the US-based plastic parts supplier, traded well in spite of more challenging conditions in the US domestic market. Development of the product offering continued with the addition of significant new ranges during the year. The new Alliance Express location in Chicago has performed consistently well since its opening in February. Trading at the Alliance facility in São Paulo, Brazil was strong throughout the year with the benefits of local manufacture reducing costs and materially improving its competitive position in the Brazilian market. Sales growth in Brazil has now driven the implementation of a second production shift and an additional warehouse location is also being utilised. Unit production costs at the Erie, Pennsylvania facility continued to fall as a result of the sustained investment in new tooling and machinery.

The acquisition of Duraco, based in Chicago, Illinois, was completed in May for a consideration of $61m. The integration of the business has progressed well, and an experienced senior executive from within the Protection and Finishing Products division was appointed to the position of President. The division's commercial philosophies and Filtrona's values are now being implemented in the business. Early responses to new marketing programmes, utilising the division's sophisticated marketing techniques, have been encouraging and plans are in place for the establishment of a Duraco Express operation to address the small order segment of the market.

MSI, the oil country tubular goods thread protector business, experienced a moderation of growth compared to the strong growth rate achieved in 2006. This resulted from de-stocking in the second quarter of 2007 by the steel pipeyards who form the majority of MSI's customer base. A number of important current and new supply contracts were secured during the year with North American customers. The business continued to invest in driving productivity through both machinery and a new generation of high output tooling. In addition, the upgrade of the production capability at the Vera Cruz, Mexico facility continued.

Looking forward to 2008, new distribution operations are planned for the Moss, Alliance and Duraco businesses and construction will commence on a new manufacturing facility for the MSI business in Houston. Alongside the continued expansion of the manufacturing and distribution footprint, further additions to the product range and sustained marketing investment are expected to secure the ongoing development of the Protection and Finishing Products division.

Coated and Security Products

The Coated and Security Products division continued to pursue its strategy of developing new security technologies and applications for international markets whilst sustaining its world leadership position in self-adhesive tear tape. The division delivered an improved performance in both revenue and operating profit, despite increased revenue investment in the FractureCode business which remained loss-making.

The Payne tear tape business achieved good growth in volumes, revenue and operating profits. Volume growth in fast moving consumer goods markets outside of the tobacco industry was achieved in all regions around the world and the continued development of innovative packaging and promotional solutions remains key to ongoing success within those markets. Development of the proprietary Payne authentication system was completed and sales have already been achieved for application on tobacco products, tax stamps and fine wines. A restructuring programme within the European tear tape operations was actioned in the first quarter and significant cost, productivity and quality benefits have resulted.

The Payne security business performed well with the benefit from a full year of volumes of the new UK passport. Within the personal identification activity, the first year of the CORGI card renewal process went smoothly with excellent service levels being achieved. Investment was made in customer card fulfilment and smartcard chip encoding capability to assist in strengthening market position. The new security label line was successfully commissioned at the Banbury, UK facility and the first orders from this line have been fulfilled.

The FractureCode business continued to prepare for future growth with the support of revenue investment. The existing FractureCode licensee has installed FractureCode in three countries and opportunities are being actively discussed with potential licensees across a number of different end user markets.

During 2008, it is anticipated that the Coated and Security Products division will continue to benefit from the growth in the market for solutions to combat the global contraband and counterfeit problem. As the Company looks to maximise the potential of the opportunities within that market, commercialisation of the proprietary Payne authentication system and the security labels offering will continue and further investment will be made in the development of new laminates for secure documents.

Plastic Profile and Sheet

After an excellent 2006, the Plastic Profile and Sheet division encountered tough trading conditions throughout the year, particularly in the US. Revenue and operating profit performance was down in 2007 in the US, although excellent growth was achieved at Enitor in the Netherlands.

Good revenue growth was achieved in the key product sectors of aerospace, point of purchase ('POP'), medical and traffic control. In November the division was confirmed as the supplier of a family of parts for the Boeing 787 Dreamliner aircraft, reflecting a longstanding customer's continued commitment to the engineering and design expertise of the business and its high standards of quality and service. In Monterrey, Mexico the 100,000 square feet extension to the facility was completed including a new cleanroom for medical products.

Volumes in the commercial lighting and fence products sectors were flat and volumes of custom products, which typically provide significant value adding opportunities for the business, were down in the US. The general weakness in the US extrusion sector has also generated pricing pressures, particularly with consistently rising raw material prices throughout the second half of the year. In response to the more difficult market conditions, cost reduction measures have been taken to streamline the organisation and to optimise production efficiency. The Northborough, Massachusetts facility was closed at the end of the year and production transferred to the neighbouring Athol facility, where a new cleanroom has been constructed to focus on the opportunities within the medical market.

Enitor in the Netherlands had an excellent year due to strong sales growth and an improvement in operating efficiency resulting from a strengthening of the management team.

Trading conditions for the Plastic Profile and Sheet division are expected to remain challenging in 2008. The operational focus will be on ensuring that the business delivers the cost efficiencies from the realignment of the North American manufacturing capability. From a sales perspective, the key growth markets of aerospace, POP, medical and traffic control remain a priority.

<u>Fibre Technologies</u>

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Fibre Technologies delivered a strong improvement in operating performance in the year, with operating profit before intangible amortisation and restructuring costs up 12.5% to £31.6m (2006: £28.1m) reflecting a sharp improvement in operating margin to 13.8% (2006: 11.0%) despite lower revenue. Revenue was down 10.3% to £228.4m (2006: £254.7m). At constant exchange rates, operating profit before intangible amortisation and restructuring costs increased by 18.8%, although revenue was down by 5.6%.

Cigarette Filters

Cigarette Filters delivered a strong performance resulting from significant operational improvements at all locations, a turnaround in performance in Mexico, the benefits of plant rationalisation in the US, and selected price adjustments. This performance was particularly encouraging given the reduced volumes from the business losses announced at the end of 2006. Total filter volumes reduced by 9.5% or 6.3 billion filters in 2007.

The operational performance improvement has been driven by the focus on six sigma and continuous improvement programmes combined with an increase in training at the newly established Filters Learning Centre which is located at the Filtrona Technology Centre in Jarrow, UK. The benefits of these activities have manifested themselves in process waste and conversion cost improvements.

In Europe, the new lower cost manufacturing facility on the outskirts of Budapest, Hungary commenced production on schedule and shipped its first filters to customers in October.

In the Americas, the previously announced restructuring programme was completed without disruption and to budget. The Monterrey facility continued to improve operationally and was consistently profitable through the year.

Good growth was achieved at each of the Asian locations with improvements in both volume and financial performance. A representative office was established in Beijing, China and a senior manager has been deployed to improve the Company's presence in the world's largest cigarette market.

The Filtrona Technology Centre continued to seek opportunities to secure enhanced value for research and development services and a key joint development project with a major customer was progressed during the year.

Market conditions are expected to remain challenging in 2008 and beyond for the Cigarette Filters division. Cigarette market volume reductions in the mature markets of Western Europe, the US and Japan are generating an increased focus on cost management by the tobacco industry. This is expected to increase the risk of further losses of conventional dual filter volumes with multi-national customers who may perceive in-house production as a lower unit cost option for higher volume specifications. In addition, the industry is moving its focus away from selective filtration of smoke for potentially reduced exposure consumer offerings and towards non-lit products.

However, Filtrona anticipates that the impact of these factors will be partially mitigated by pursuing opportunities within market sub-segments as filters are increasingly seen as key product differentiators, particularly for lower tar and premium products, such as slim cigarettes.

Filtrona will continue to focus on conversion cost improvement and product innovation to defend market position and exploit growth opportunities. The development of capacity and capability in the new lower cost Hungarian facility and further strengthening of Filtrona's market position in Asia, particularly with state-owned and independent cigarette producers, remain key priorities.

Given the prevailing conditions, a reduction in overall volume in 2008 is anticipated and there is risk of further future volume declines. The Company will seek to mitigate the impact of any adverse volume movements through increased commercial activity with state-owned and independent customers, selective pricing action, commercialisation of new products and planned operational improvements, including further restructuring, to drive down unit costs.

Bonded Fibre Components

The Fibertec Bonded Fibre Components division delivered strong results with all locations performing well and a number of important multi-year supply agreements were concluded during the year. Strong organic growth has seen further market share gains continuing to be made in the traditional areas of the business, particularly in writing instrument reservoirs, with increased marketing activities designed to increase the awareness of Fibertec's market leading capabilities. With the continued strengthening of the global sales presence, Asia and Eastern Europe provide a focus for the expansion of the business into emerging markets.

The continued development of new products and their associated intellectual property is driving growth in new applications and international markets. A total of seven patent applications were filed during the year as continuous innovation and the expansion of capillary science expertise remain key to the ongoing success of the Fibertec business. The inkjet printer reservoir business secured with a major new US entrant into the inkjet printer market has progressed ahead of expectations and pre-launch volumes for a further new project with an existing customer are now in production. A new wicking material for saliva based medical testing was launched to the market and a number of potential customers have designed drug abuse test protocols for US Food and Drug Administration approval containing this material, which is particularly effective in cannabis testing.

The Ningbo, China factory expansion was completed in the third quarter on schedule and on budget and the facility was consistently profitable during the year. The Ningbo facility achieved ISO14001 accreditation and all three Fibertec sites achieved the OHSAS 18001 occupational health and safety accreditation in line with the Group's objective.

As Fibertec seeks to further enhance the quality and capability of its global footprint, work on the extensive renovation programme for the Reinbek, Germany facility commenced and, once completed, will bring operational benefits to the facility and its health and safety infrastructure.

Looking forward into 2008, it is anticipated that the Bonded Fibre Components division will benefit from increasing revenues in the inkjet printer reservoir market and the commercialisation of the new saliva wick technology. A continuation in the increase of volume through the Ningbo facility should also serve to drive performance. The commissioning of new machinery within the division should support the business growth expected from the increased sales and marketing activity.

Mark Harper
Chief Executive
28 February 2008

Consolidated income statement
for the year ended 31 December 2007

	Note	2007 £m	Restated 2006 £m
Revenue	2	**494.2**	517.1
Operating profit before intangible amortisation and restructuring costs		**64.4**	59.2
Intangible amortisation		**(1.5)**	(0.9)
Restructuring costs		**(5.0)**	-
Operating profit	2,3	**57.9**	58.3
Finance income	4	**9.6**	8.5
Finance expense	4	**(15.8)**	(14.6)
Profit before tax		**51.7**	52.2
Income tax expense	5	**(17.6)**	(17.7)
Profit from continuing operations		**34.1**	34.5
Profit from discontinued operations	24	**2.0**	1.5
Profit for the year		**36.1**	36.0
Attributable to:			
Equity holders of Filtrona plc		**34.1**	34.5
Minority interests		**2.0**	1.5
Profit for the year		**36.1**	36.0
Earnings per share attributable to equity holders of Filtrona plc:			
Basic	7	**15.8p**	15.8p
Diluted	7	**15.6p**	15.6p
Earnings per share from continuing operations attributable to equity holders of Filtrona plc:			
Basic	7	**15.3p**	15.3p
Diluted	7	**15.1p**	15.1p

Consolidated balance sheet
at 31 December 2007

	Note	2007 £m	2006 £m
Assets			
Property, plant and equipment	8	170.7	178.4
Intangible assets	9	87.2	59.5
Deferred tax assets	16	0.3	0.3
Other receivables	1,11	8.1	-
Total non-current assets		266.3	238.2
Inventories	10	55.2	55.7
Income tax receivable		2.3	1.8
Trade and other receivables	1,11	71.7	81.1
Derivative assets	1,15	0.2	0.2
Cash and cash equivalents	1,12	23.8	20.7
Total current assets		153.2	159.5
Total assets		419.5	397.7
Equity			
Issued capital	19	54.8	54.8
Capital redemption reserve	20	0.1	0.1
Other reserve	20	(132.8)	(132.8)
Cash flow hedging reserve	20	(0.3)	-
Translation reserve	20	1.9	1.6
Retained earnings	20	211.6	219.0
Attributable to equity holders of Filtrona plc		135.3	142.7
Minority interests	20	4.8	6.0
Total equity		140.1	148.7
Liabilities			
Interest bearing loans and borrowings	1,14	157.8	117.9
Retirement benefit obligations	18	22.3	30.9
Income tax payable		0.9	-
Provisions	17	4.5	2.7
Deferred tax liabilities	16	12.3	11.6
Total non-current liabilities		197.8	163.1
Bank overdrafts	1,12	0.2	1.0
Interest bearing loans and borrowings	1,14	1.0	0.6
Derivative liabilities	1,15	1.8	0.3
Income tax payable		11.5	16.0
Trade and other payables	1,13	65.0	65.0
Provisions	17	2.1	3.0
Total current liabilities		81.6	85.9
Total liabilities		279.4	249.0
Total equity and liabilities		419.5	397.7

Consolidated statement of cash flows
for the year ended 31 December 2007

	Note	2007 £m	Restated 2006 £m
Operating activities			
Profit before tax from continuing operations		51.7	52.2
Adjustments for:			
Net finance expense		6.2	6.1
Intangible amortisation		1.5	0.9
Restructuring costs		5.0	-
Depreciation	3	20.4	20.7
Share option expense	18	1.7	1.2
Other items		-	(0.3)
Increase in inventories		(1.4)	(0.8)
Decrease in trade and other receivables		8.0	0.2
(Decrease)/increase in trade and other payables		(0.4)	0.4
Restructuring costs paid		(4.5)	-
Additional pension contributions		(2.0)	(1.5)
Other cash movements		(1.3)	(1.9)
Cash inflow from operating activities of continuing operations		84.9	77.2
Income tax paid		(20.7)	(18.0)
Net cash inflow from operating activities *of discontinued operations*		3.3	3.1
Net cash inflow from operating activities		67.5	62.3
Investing activities			
Interest received		0.3	0.8
Acquisition of property, plant and equipment		(25.0)	(32.3)
Proceeds from sale of property, plant and equipment		0.6	1.8
Acquisition of businesses net of cash acquired	23	(31.5)	(0.5)
Proceeds from sale of businesses	24	12.9	0.3
Income tax paid on sale of businesses		(1.0)	-
Other investing cash flows	20	(0.7)	(0.8)
Net cash outflow from investing activities of continuing operations		(44.4)	*(30.7)*
Net cash outflow from investing activities of discontinued operations		(2.6)	(1.8)
Net cash outflow from investing activities		(47.0)	(32.5)
Financing activities			
Interest paid		(7.2)	(7.1)
Dividends paid to equity holders	20	(15.5)	(14.3)
Realised (losses)/gains on hedges of net investments		(3.5)	2.5
Proceeds from/(repayments of) short-term loans		0.9	(0.1)
Proceeds from/(repayments of) long-term loans		41.1	(14.3)
Acquisition of employee trust shares	20	(1.7)	(1.2)
Purchase of own shares into treasury	20	(30.6)	-
Net cash outflow from financing activities of continuing operations		(16.5)	(34.5)
Net cash outflow from financing activities of discontinued operations		(0.6)	(0.1)
Net cash outflow from financing activities		(17.1)	(34.6)
Net increase/(decrease) in cash and cash equivalents	21	3.4	(4.8)
Net cash and cash equivalents at the beginning of the year		19.7	25.7
Net increase/(decrease) in cash and cash equivalents		3.4	(4.8)
Net effect of currency translation on cash and cash equivalents		0.5	(1.2)
Net cash and cash equivalents at the end of the year	1,12	23.6	19.7

Consolidated statement of recognised income and expense
for the year ended 31 December 2007

	Note	2007 £m	2006 £m
Actuarial gains on defined benefit pension schemes	18	6.9	2.2
Deferred tax expense on actuarial gains on defined benefit pension schemes	16	(2.4)	(0.7)
Effective portion of changes in fair value of cash flow hedges:			
Losses to equity	20	(0.3)	-
Foreign exchange translation differences:			
Transferred to profit on disposal of discontinued operations	24	(5.0)	-
Attributable to equity holders of Filtrona plc		4.8	(3.7)
Attributable to minority interests		0.5	(0.3)
Income and expense recognised directly in equity		4.5	(2.5)
Profit for the year		36.1	36.0
Total recognised income and expense		40.6	33.5
Attributable to:			
Equity holders of Filtrona plc		38.6	32.3
Minority interests		2.0	1.2
Total recognised income and expense		40.6	33.5

Accounting policies

a Basis of preparation

The consolidated financial information has been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU in accordance with EU law (IAS Regulation EC 1606/2002) ('adopted IFRS').

Filtrona plc's 2007 Annual Report will be despatched to shareholders in March 2008. The financial information set out does not constitute the Company's statutory accounts for the year ended 31 December 2007 but is derived from those accounts. Statutory accounts for 2007 will be delivered to the Registrar of Companies following the Company's Annual General Meeting which will be held on 24 April 2008. The auditor has reported on those accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

The financial information is prepared on a historical cost basis except for derivatives which are stated at fair value.

The preparation of financial information that conforms with adopted IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of income and expense during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods if relevant.

The accounting policies used in the preparation of the financial information are detailed below. These policies have been consistently applied to all periods presented. In the financial information IFRS 7: *Financial instruments: disclosures* and amendment to IAS 1: *Presentation of financial statements: capital disclosures* has been adopted for the first time. IFRS 7 replaces the disclosure requirements of IAS 32: *Financial instruments: disclosure and presentation* and must be applied to reporting periods that commence on or after 1 January 2007.

The following standards or interpretations have not yet been adopted by the Group:

- IFRS 8: *Operating segments* (effective for annual periods beginning on or after 1 January 2009)
- IFRIC 11: *Group and treasury share transactions* (effective for annual periods beginning on or after 1 March 2007)

For the purposes of the financial information 'Filtrona' or 'the Group' means Filtrona plc ('the Company') and its subsidiaries.

The results for the year ended 31 December 2006 have been restated on a continuing basis following the disposal of Globalpack (see note 24).

b Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by Filtrona. Control exists when Filtrona has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefit from its activities. The financial statements of subsidiaries are included in the financial information from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expense arising from intragroup transactions are eliminated in preparing the financial information.

c Foreign currency

Items included in the financial statements of the Group's subsidiaries are measured using the primary currency in which the entity operates (functional currency). The consolidated financial information is prepared in sterling (functional currency of parent company).

(i) Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into sterling at the exchange rate ruling at that date and recognised in the income statement unless hedge accounting criteria apply (see policy for derivatives).

Accounting policies

c Foreign currency continued

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at the exchange rate ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at average exchange rates.

(iii) Net investment in foreign operations

Exchange differences on retranslation at the closing rate of the opening balances of overseas entities are taken to reserves, as are exchange differences arising on related foreign currency borrowings and derivatives designated as net investment hedges, to the extent that they are effective. Other exchange differences are taken to the income statement. Differences arising prior to 1 January 2004 are included in retained earnings.

d Derivatives

Under IAS 39: *Financial instruments: recognition and measurement* ('IAS 39'), derivatives are measured initially at fair value. The subsequent measurement depends on the classification of the derivative. Interest bearing loans and borrowings and other financial liabilities (excluding derivatives) are held at amortised cost, unless they are included in a hedge accounting relationship. See note 15 for separate disclosure of hedge types.

(i) Cash flow hedges

Where a derivative is designated as a hedging instrument in a cash flow hedge the change in fair value is recognised in equity to the extent that it is effective and any ineffective portion is recognised in the income statement. Where the underlying transaction results in a financial asset, accumulated gains and losses are recognised in the income statement in the same period as the hedged item affects profit or loss. Where the hedged item results in a non-financial asset the accumulated gains and losses previously recognised in equity are included in the initial carrying value of the asset.

(ii) Fair value hedges

Where a derivative is used to hedge the foreign exchange exposure of a monetary asset or liability, any gain or loss on the derivative is recognised in the income statement.

(iii) Hedges of net investment in foreign operations

The gain or loss on an instrument used to hedge a net investment in a foreign operation that is deemed effective is recognised in equity. Any ineffective portion is recognised in the income statement.

e Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Previously revalued properties were treated as being held at deemed cost upon transition to adopted IFRS.

Where parts of an item of property, plant and equipment or other assets have different useful lives, they are accounted for as separate items. The carrying values of property, plant and equipment and other assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

f Depreciation

Property, plant and equipment are depreciated over their estimated remaining useful lives on a straight line basis at the following annual rates:

Freehold land	Not depreciated
Buildings	2% or life of lease if shorter
Plant and machinery	7-20%
Fixtures, fittings and equipment	10-33%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

g Leases

Where Filtrona has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. All other leases are treated as operating leases and the rentals expensed to the income statement on a straight line basis. Lease incentives are amortised in the income statement over the life of the lease.

h Intangible assets

(i) Goodwill

Goodwill is stated at cost less any impairment losses.

Accounting policies

h Intangible assets continued
Acquisitions are accounted for using the purchase method. For acquisitions that have occurred since 1 January 2004 goodwill represents the difference between the cost of acquisition and fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. For acquisitions made before 1 January 2004, goodwill is included on the basis of its deemed cost, which represents the amount previously recorded under UK GAAP.

(ii) Research and development
Research costs are expensed to the income statement in the year in which they are incurred.

Development costs relating to new products are capitalised if the new product is technically and commercially feasible. Other development costs are recognised in the income statement and expensed as incurred.

(iii) Customer relationships
Customer relationships are identified on acquisition of businesses and valued using discounted cash flows based on historical customer attrition rates. Amortisation is expensed in the income statement on a straight line basis over the estimated useful economic life, being a period of up to 25 years.

i Impairment
All assets, except intangible assets, deferred tax assets and inventories, are reviewed annually to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite lives are tested annually. If an indication of impairment exists the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of a non-financial asset or its cash generating unit exceeds its recoverable amount, being the greater of value in use and net selling price, and is recognised in the income statement. Value in use is estimated based on future cash flows discounted using a pre-tax discount rate.

j Inventories
Inventories are valued at the lower of cost (on a first in, first out basis) and net realisable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labour cost and overheads.

k Cash and cash equivalents
Cash and cash equivalents comprise cash balances and fixed term investments whose maturities are three months or less from the date of acquisition. Bank overdrafts repayable on demand form an integral part of Filtrona's cash management and are included as part of cash and cash equivalents in the statement of cash flows.

l Loans and borrowings
Loans and borrowings are initially measured at cost (which is equal to fair value at inception), and are subsequently measured at amortised cost using the effective interest rate method. Any difference between the proceeds, net of transaction costs, and the settlement or redemption of borrowings is recognised over the term of the borrowings using the effective interest rate method.

m Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows less impairment losses.

n Trade and other payables
Trade payables are non-interest bearing and are stated at their nominal value.

o Income tax
Income tax in the income statement comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in prior years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences arising between the tax bases and the carrying amounts of assets and liabilities in the financial information. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred tax is determined using tax rates that are expected to apply when the related deferred tax asset or liability is settled.

Accounting policies

o Income tax continued

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

p Revenue

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated expenses or the possible return of goods.

q Finance income and expense

Finance income and expense is recognised in the income statement as it accrues.

r Segment reporting

A segment is a distinguishable component of Filtrona that is engaged in providing products (business segment), or in providing products within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments.

For operational and financial reporting purposes, Filtrona identifies two business segments which are characterised by shared technology and raw material inputs.

s Pensions

(i) Defined contribution schemes

Obligations for contributions to defined contribution pension schemes are expensed to the income statement as incurred.

(ii) Defined benefit schemes

The significant pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised): *Employee benefits* ('IAS 19 (revised)').

Actuarial gains and losses that have arisen are recognised in full in the statement of recognised income and expense.

The net obligations in respect of defined benefit pension schemes are calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA credit-rated bonds that have maturity dates approximating to the terms of Filtrona's obligations. The calculation is performed by a qualified independent actuary using the projected unit credit method.

The amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlement and curtailments. The expected increase in the present value of scheme liabilities is included within finance expense and the expected return on scheme assets is included within finance income.

t Share-based payments

Filtrona operates equity-settled, share-based incentive plans. A charge is made in the income statement based on the fair value of options using the Black-Scholes, Monte Carlo or binomial valuation models with a corresponding increase in equity. The fair value is measured at grant date and spread over the period between grant and vesting date of the options. The amount recognised as an expense will be adjusted to reflect the actual number of share options that vest.

u Restructuring costs

The restructuring of Filtrona's operations in 2007 has given rise to significant incremental one-off costs. The most significant component of these restructuring costs was redundancy payments. Filtrona views restructuring costs as an expense associated with investment in the future performance of the business and not part of the trading performance. These costs have had a material impact on the absolute amount of, and trend in, Filtrona's operating profit and operating margin. Therefore such restructuring costs are shown as a separate line item within operating profit on the face of the income statement.

v Investment in own shares

The shares held in the Filtrona Employee Benefit Trust for the purpose of fulfilling obligations in respect of share option plans are treated as belonging to the Company and are deducted from its retained earnings. The cost of shares held directly (treasury shares) is also deducted from retained earnings.

Accounting policies

w Provisions

A provision is recognised when there is a probable legal or constructive obligation as a result of a past event and a reliable estimate can be made of the outflow of economic resources that will be required to settle the obligation.

x Net debt

Net debt is defined as cash and cash equivalents, net of interest bearing loans and borrowings.

y Dividends

Dividends are recognised as a liability in the period in which they are declared.

z Discontinued operations

In 2007 Filtrona disposed of Globalpack and this has been classified as a discontinued operation in accordance with IFRS 5: *Non-current assets held for sale and discontinued operations.* The profit after tax of Globalpack, including profit on disposal, is disclosed as a single line in the income statement and similarly the cash flows are also disclosed as a single line in each of the categories in the statement of cash flows. The comparative income statement and statement of cash flows have been restated as if Globalpack had been discontinued from 1 January 2006.

Critical accounting policies

The following provides information on those policies that management considers critical because of the level of judgement and estimation required which often involves assumptions regarding future events which can vary from what is anticipated. The Directors believe that the financial information reflects appropriate judgements and estimates and provide a true and fair view of Filtrona's performance and financial position.

i Pensions

Filtrona accounts for its defined benefit pension schemes in accordance with IAS 19 (revised). The application of IAS 19 (revised) requires the exercise of judgement in relation to the assumptions used (see note 18) and for each assumption there is a range of possible outcomes. In consultation with Filtrona's actuaries, management decides the point within those ranges that most appropriately reflects *Filtrona's circumstances. Small changes* to these assumptions can have a significant impact on valuations.

ii Intangible assets

IFRS 3: *Business combinations* requires the identification of acquired intangible assets as part of a business combination. The methods used to value such intangible assets require the use of estimates. Future results are impacted by the amortisation periods adopted and changes to the estimated useful lives would result in different effects on the income statement.

Goodwill is not amortised but is tested annually for impairment. Tests for impairment are based on discounted cash flows and assumptions (including discount rates, timing and growth prospects) which are inherently subjective.

iii Taxation

Filtrona is required to use management judgement to estimate the corporate tax in each of the jurisdictions in which it operates. This requires an estimate of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments.

iv Provisions

Filtrona's provisions are based on management's best estimate of exposure based on currently available information. By their nature these provisions are judgemental.

Notes

1. **Risk management**

Filtrona's activities expose the business to a number of key risks which have the potential to affect its ability to achieve its business objectives.

The Board has overall responsibility for Filtrona's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

Filtrona has a centralised treasury department to manage funding, liquidity and exposure to interest rate and foreign exchange risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of derivatives that may be employed and the criteria for investing and borrowing cash. Filtrona uses derivatives only to manage currency and interest rate risk arising from underlying business activities. No transactions of a speculative nature are undertaken. The treasury department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the Executive Directors.

Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence, expertise and suitable credit rating.

The following describes Filtrona's financial risk exposure and management from a quantitative and qualitative perspective.

i) Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial asset or liability fails to meet its contractual obligations, and arises principally from trade receivables. Filtrona has no significant individual concentrations of credit risk. The following is an overview of how Filtrona manages its credit risk exposures.

Trade and other receivables
Filtrona's exposure to credit risk is driven by the profile of its customers. This is influenced by the demographics of the customer base, including the industry and country in which customers operate, which is wide and diverse. Filtrona monitors significant customers' credit limits and there is an allowance for impairment that represents the estimate of potential losses in respect of trade and other receivables. The components of this allowance are a specific allowance for individual losses and a collective allowance for losses that have been incurred but not yet identified. The collective allowance is determined based on historical experience.

Trade and other receivables are generally due from customers who are unlikely to seek credit ratings as part of their normal course of business. The following table provides information on the trade and other receivables credit risk exposure.

	2007 £m	2006 £m
Not impaired or past due:		
New customers (less than one year)	4.6	3.7
Existing customers (more than one year) with no defaults in the past	45.1	55.8
1-30 days past due not impaired	10.0	11.0
31-60 days past due not impaired	1.7	1.8
61-90 days past due not impaired	0.7	0.6
More than 90 days past due not impaired	0.5	0.9
Impaired	1.0	1.0
	63.6	74.8

Trade and other receivables carried at £79.8m (2006: £81.1m) include prepayments and accrued income of £5.6m (2006: £6.3m) which are not financial assets. Therefore, these amounts are excluded from the above analysis. Trade and other receivables also include deferred consideration of £10.6m (2006: £nil) due from the Itavema Group for the purchase of the Globalpack business. This amount is also excluded as it is included in the credit ratings analysis below.

During the year impairment losses on trade and other receivables of £0.6m (2006: £0.2m) have been recognised within net operating expense.

Notes

1. **Risk management** continued

Derivative assets
Credit risk with respect to derivatives is controlled by limiting transactions to major banking counterparties where internationally agreed standard form documentation exists. The credit ratings of these counterparties are monitored.

Cash and cash equivalents
Credit risk relating to cash and cash equivalents is monitored daily, on a counterparty by counterparty basis. The credit limits imposed specify the maximum amount of cash which can be invested in or with any single counterparty. These limits are determined by geographic presence, expertise and credit rating. Filtrona monitors the credit ratings of counterparties.

The following credit risk table provides information regarding the credit risk exposure of Filtrona by classifying *deferred consideration, derivative assets and cash and cash equivalents* according to credit ratings of the counterparties. AAA is the highest possible rating and all of the assets are neither impaired nor past due.

								2007
	AAA £m	AA £m	A £m	BBB £m	BB £m	B £m	Not rated £m	**Total £m**
Deferred consideration	-	10.6	-	-	-	-	-	**10.6**
Derivative assets	-	0.2	-	-	-	-	-	**0.2**
Cash and cash equivalents	0.1	11.4	9.4	1.6	0.1	0.4	0.8	**23.8**
	0.1	**22.2**	**9.4**	**1.6**	**0.1**	**0.4**	**0.8**	**34.6**

								2006
	AAA £m	AA £m	A £m	BBB £m	BB £m	B £m	Not rated £m	Total £m
Derivative assets	-	0.2	-	-	-	-	-	0.2
Cash and cash equivalents	0.1	9.8	8.2	1.4	0.1	0.4	0.7	20.7
	0.1	10.0	8.2	1.4	0.1	0.4	0.7	20.9

Filtrona's maximum credit risk exposure is £98.2m (2006: £95.7m) and no collateral is held against this amount (2006: £nil).

ii) Market risk
Market risk is the risk that changes in foreign exchange rates and interest rates will affect income or the value of financial assets and liabilities. Filtrona has produced a sensitivity analysis that shows the estimated change to the income statement and equity of either an increase or decrease of 100 basis points ('bp') in market interest rates or a 5% weakening or strengthening in sterling against all other currencies. The amounts generated from the sensitivity analysis are estimates and actual results in the future may materially differ.

Filtrona is exposed to two types of market risk; currency risk and interest rate risk.

a) Currency risk
Filtrona publishes its consolidated financial information in sterling but conducts business in several foreign currencies. Therefore it is subject to currency risk due to exchange rate movements which affect the translation of results and underlying net assets of its operations and their transaction costs.

Hedge of net investment in foreign operations
The majority of Filtrona's net assets are in currencies other than sterling. Filtrona's policy is to eliminate approximately 100% of the impact on shareholders' funds from translation exposure to US dollars and euros by borrowing in those currencies and by using forward foreign exchange contracts. Throughout the year borrowings were primarily held in US dollars and sterling.

Transaction exposure hedging
The majority of Filtrona's transactions are carried out in the functional currencies of its operations and so transaction exposure is limited. However, where they do occur, Filtrona's policy is to hedge 100% of the exposures as soon as they are committed cash flows using forward foreign exchange contracts for a period between three and six months.

Notes

1. **Risk management** continued

The following table shows Filtrona's sensitivity to a 5% weakening or a 5% strengthening in sterling against all currencies. To calculate the impact on the income statement for the year all currencies' average rates have been increased or decreased by 5%. The translational effect on equity is limited as all US dollar and euro exposure is fully hedged. Accordingly the effect on equity is calculated by increasing or decreasing the closing rate of all currencies, except US dollar and euro, by 5%. It is assumed that all net investment and cash flow hedges will be 100% effective.

	2007		2006	
	5% weakening in sterling £m	5% strengthening in sterling £m	5% weakening in sterling £m	5% strengthening in sterling £m
Impact on the income statement – gain/(loss)	1.9	(1.8)	1.8	(1.8)
Impact on equity – gain/(loss)	4.0	(3.7)	4.6	(4.1)

b) Interest rate risk
Filtrona's strategy is to ensure with a reasonable amount of certainty that at least 50% of the overall net finance expense is protected against material adverse movements in interest rates using interest rate swaps and caps.

The following table shows Filtrona's sensitivity to a 100 bp decrease or a 100 bp increase in sterling, US dollar and euro interest rates. To calculate the impact on the income statement for the year the interest rates on all external interest bearing loans and deposits have been increased or decreased by 100 bp, and the resulting increase or decrease in the net interest charge has been adjusted for the effect of Filtrona's interest rate derivatives. The effect on equity includes the above impact on the income statement and the impact of a 100 bp decrease or increase in interest rates on the market values of Filtrona's interest rate derivatives. The impact on derivatives is estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

	2007		2006	
	100 bp decrease in interest rates £m	100 bp increase in interest rates £m	100 bp decrease in interest rates £m	100 bp increase in interest rates £m
Impact on the income statement – gain/(loss)	1.0	(0.7)	1.2	(1.1)
Impact on equity – gain/(loss)	0.7	(0.3)	0.7	(0.3)

See note 14 for interest rate disclosure on loans and borrowings.

iii) Liquidity risk
Liquidity risk is the risk that Filtrona, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

Filtrona's objective is to maintain a balance between continuity of funding and flexibility. Filtrona is funded by a multi-currency syndicated facility from its bankers. The syndicated facility matures in May 2010. At 31 December 2007 the available bank facilities totalled £215.0m of which £157.8m was drawn down. In addition, uncommitted and overdraft facilities are maintained to provide short term flexibility.

Filtrona's available undrawn committed facilities at 31 December were:

	2007 £m	2006 £m
Expiring within one year	-	-
Expiring after one but within two years	-	-
Expiring after two years	57.2	97.2
	57.2	97.2

Any loans drawn on these facilities would bear interest at floating rates with reference to LIBOR for the currency and period of the loan.

Notes

1. **Risk management** continued

The maturity of Filtrona's financial liabilities is analysed below.

	2007 < 1 yr £m	2007 1 -2 yrs £m	2007 2 - 5 yrs £m	2007 Total £m	2006 < 1 yr £m	2006 1 - 2 yrs £m	2006 2 - 5 yrs £m	2006 Total £m
Unsecured bank loans	1.0	-	157.8	158.8	0.1	0.1	117.8	118.0
Unsecured non-bank loan	-	-	-	-	0.5	-	-	0.5
Bank overdrafts	0.2	-	-	0.2	1.0	-	-	1.0
Derivative liabilities	1.8	-	-	1.8	0.3	-	-	0.3
Trade and other payables	41.7	-	-	41.7	48.0	-	-	48.0
	44.7	-	157.8	202.5	49.9	0.1	117.8	167.8

Trade and other payables carried at £65.0m (2006: £65.0m) include accruals and deferred income of £23.3m (2006: £17.0m) which are not financial liabilities. Therefore, these amounts are excluded from the above analysis.

All trade and other payables are due to be settled in less than six months.

Total financial assets and liabilities
The table below sets out Filtrona's accounting categories and fair value for each class of financial asset and liability.

	2007 Designated at fair value £m	2007 Loans and receivables £m	2007 Amortised cost £m	2007 Total carrying and fair value £m	2006 Designated at fair value £m	2006 Loans and receivables £m	2006 Amortised cost £m	2006 Total carrying and fair value £m
Trade and other receivables	-	74.2	-	74.2	-	74.8	-	74.8
Derivative assets	0.2	-	-	0.2	0.2	-	-	0.2
Cash and cash equivalents	-	23.8	-	23.8	-	20.7	-	20.7
Interest bearing loans and borrowings	-	-	(158.8)	(158.8)	-	-	(118.5)	(118.5)
Bank overdrafts	-	-	(0.2)	(0.2)	-	-	(1.0)	(1.0)
Derivative liabilities	(1.8)	-	-	(1.8)	(0.3)	-	-	(0.3)
Trade and other payables	-	-	(41.7)	(41.7)	-	-	(48.0)	(48.0)
	(1.6)	98.0	(200.7)	(104.3)	(0.1)	95.5	(167.5)	(72.1)

Notes

1. **Risk management** continued

iv) Capital structure
Filtrona's objective when managing its capital structure is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

Filtrona sets the amount of capital in proportion to risk. Filtrona manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, Filtrona may return capital to shareholders, through dividends and share buy backs as it did in 2007, issue new shares or sell assets to reduce debt.

Filtrona monitors its capital structure on the basis of the medium-term net debt-to-EBITDA ratio. EBITDA is defined as operating profit before depreciation, share option expense, intangible amortisation and restructuring costs from continuing operations. During 2007, Filtrona's strategy, which was unchanged from 2006, was to maintain the medium-term net debt-to-EBITDA ratio in the range 1.0 to 2.5. The net debt-to-EBITDA ratios at 31 December were:

	2007 £m	2006 £m
Net debt	**135.2**	98.8
Operating profit before intangible amortisation and restructuring costs	**64.4**	59.2
Plus depreciation	**20.4**	20.7
Plus share option expense	**1.7**	1.2
EBITDA	**86.5**	81.1
Net debt-to-EBITDA ratio	**1.56**	1.22

Amounts drawn by Filtrona on its committed facilities are subject to standard banking covenants.

Notes

2. Segment analysis

Filtrona comprises the following business segments:

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Business segments

2007	Plastic Technologies £m	Fibre Technologies £m	Central Services[†] £m	Continuing operations £m	Discontinued operations £m	Total £m
Revenue	265.8	228.4	-	494.2	14.0	508.2
Operating profit/(loss) before intangible amortisation and restructuring costs	41.6	31.6	(8.8)	64.4	1.8	66.2
Intangible amortisation	(1.4)	(0.1)	-	(1.5)	-	(1.5)
Restructuring costs	(0.8)	(4.2)	-	(5.0)	-	(5.0)
Operating profit/(loss)	39.4	27.3	(8.8)	57.9	1.8	59.7
Segment assets	163.8	131.1	10.6	305.5	-	305.5
Intangible assets	83.9	3.3	-	87.2	-	87.2
Unallocated items			26.8	26.8		26.8
Total assets	247.7	134.4	37.4	419.5	-	419.5
Segment liabilities	32.2	26.6	7.2	66.0	5.7	71.7
Unallocated items			207.7	207.7		207.7
Total liabilities	32.2	26.6	214.9	273.7	5.7	279.4
Other segment items						
Capital expenditure	14.7	10.3	-	25.0	2.7	27.7
Depreciation	11.7	8.5	0.2	20.4	1.2	21.6
Closing number of employees	2,457	2,172	37	4,666	-	4,666
Average number of employees	2,474	2,253	37	4,764	358	5,122

Restated 2006	Plastic Technologies £m	Fibre Technologies £m	Central Services[†] £m	Continuing operations £m	Discontinued operations £m	Total £m
Revenue	262.4	254.7	-	517.1	27.1	544.2
Operating profit/(loss) before intangible amortisation	39.0	28.1	(7.9)	59.2	2.4	61.6
Intangible amortisation	(0.8)	(0.1)	-	(0.9)	-	(0.9)
Operating profit/(loss)	38.2	28.0	(7.9)	58.3	2.4	60.7
Segment assets	151.5	139.1	1.2	291.8	23.5	315.3
Intangible assets	56.3	3.2	-	59.5	-	59.5
Unallocated items			22.9	22.9		22.9
Total assets	207.8	142.3	24.1	374.2	23.5	397.7
Segment liabilities	32.7	29.1	6.7	68.5	3.0	71.5
Unallocated items			177.5	177.5		177.5
Total liabilities	32.7	29.1	184.2	246.0	3.0	249.0
Other segment items						
Capital expenditure	19.2	12.9	0.2	32.3	2.0	34.3
Depreciation	11.4	9.0	0.3	20.7	2.2	22.9
Closing number of employees	2,339	2,413	33	4,785	820	5,605
Average number of employees	2,294	2,385	33	4,712	761	5,473

[†] Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments

Notes

2. Segment analysis continued

Inter-segment sales are not significant in either year. Continuing operations' net finance expense of £6.2m (2006: £6.1m) and income tax expense of £17.6m (2006: £17.7m) cannot be meaningfully allocated by segment. The majority of unallocated assets relate to cash and cash equivalents and the majority of unallocated liabilities relate to interest bearing loans and borrowings, retirement benefit obligations, deferred tax liabilities, bank overdrafts and income tax payable.

Geographic segments

	Revenue by destination £m	Segment assets £m	Intangible assets £m	2007 Capital expenditure £m
Europe	200.1	141.6	42.1	10.3
North America	197.6	116.1	44.9	10.1
Rest of World	96.5	47.8	0.2	4.6
	494.2	305.5	87.2	25.0
Unallocated items		26.8		
Continuing operations	494.2	332.3	87.2	25.0
Discontinued operations	14.0	-	-	2.7
	508.2	332.3	87.2	27.7

	Revenue by destination £m	Segment assets £m	Intangible assets £m	Restated 2006 Capital expenditure £m
Europe	191.7	128.3	40.0	14.7
North America	219.6	115.6	19.2	11.6
Rest of World	105.8	47.9	0.3	6.0
	517.1	291.8	59.5	32.3
Unallocated items	-	22.9	-	-
Continuing operations	517.1	314.7	59.5	32.3
Discontinued operations	27.1	23.5	-	2.0
	544.2	338.2	59.5	34.3

3. Net operating expense

Continuing operations	2007 £m	Restated 2006 £m
Changes in inventories of finished goods and work-in-progress	(1.6)	0.1
Raw materials and consumables	217.0	240.9
Personnel expense (note 6)	119.5	121.2
Depreciation and other amounts written off property, plant and equipment	20.4	20.7
Amortisation and other amounts written off intangible assets	1.5	0.9
Restructuring costs	5.0	-
Hire of plant and machinery - rentals payable under operating leases	0.8	0.6
Fair value hedging instrument losses/(gains)	0.4	(0.3)
Fair value hedged items (gains)/losses	(0.4)	0.3
Other operating expenses	73.7	74.4
Net operating expense	436.3	458.8

Filtrona's cash flow hedges and hedges of net investments were entirely effective, as defined by IAS 39, and therefore no hedge ineffectiveness has been recognised in net operating expense in 2007 (2006: £nil).

Notes

3. Net operating expense continued

Auditor's remuneration

	Note	2007 £m	2006 £m
Audit of these financial statements	i	0.2	0.2
Audit of financial statements of subsidiaries pursuant to legislation		0.6	0.6
Total audit fees		0.8	0.8
Other services pursuant to such legislation	ii	0.1	0.1
Other services relating to tax	iii	0.6	0.1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or the Group	iv	0.1	0.3
Total non-audit fees	v	0.8	0.5
Total fees		1.6	1.3

Notes

- i Includes remuneration and expenses for the audit of the Company for the year of £4,238 (2006: £4,115)
- ii Fees for other services pursuant to such legislation related principally to the review of the interim financial statements
- iii Other services relating to tax are fees paid for tax compliance services and tax advice
- iv The Company believes that, given their detailed knowledge of Filtrona's operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for certain audit-related work to be carried out by the Company's auditor rather than another firm of accountants. The Audit Committee, which consists of independent Non-executive Directors, reviews and approves the level and nature of non-audit work which the auditor performs, including the fees paid for such work, thus ensuring that their objectivity and independence is not compromised
- v *£0.8m (2006: £0.4m) of the total non-audit fees were charged in the UK*
- vi Fees of £20,575 (2006: £23,000) were paid in relation to the audit of the Filtrona pension schemes

4. Net finance expense

Continuing operations	2007 £m	Restated 2006 £m
Finance income		
Bank deposits	0.4	0.7
Unwind of discount on Globalpack deferred consideration	0.4	-
Other finance income	0.1	0.1
Expected return on pension scheme assets (note 18)	8.7	7.7
	9.6	8.5
Finance expense		
Loans and overdrafts	(7.2)	(7.1)
Other finance expense	(0.2)	-
Interest on pension scheme liabilities (note 18)	(8.4)	(7.5)
	(15.8)	(14.6)
Net finance expense	(6.2)	(6.1)

5. Income tax expense

Continuing operations	2007 £m	Restated 2006 £m
Components of tax expense:		
Current tax	23.8	21.2
Prior years' tax	(1.0)	(1.7)
Double tax relief	(5.7)	(2.4)
Deferred tax (note 16)	0.5	0.6
Income tax expense	17.6	17.7

Income tax expense in the UK is £2.0m (2006: £2.4m).

Notes

5. Income tax expense continued

Factors affecting income tax expense for the year

Filtrona operates across the world and is subject to income tax in many different jurisdictions. Filtrona calculates its average expected tax rate as a weighted average of the national corporate income tax rates in the tax *jurisdictions in which it operates.*

Continuing operations	2007 £m	Restated 2006 £m
Profit before income tax	51.7	52.2
Tax at weighted average (2007: 32.5%; 2006: 33.0%)	16.8	17.2
Effects of:		
Permanent disallowables	0.3	0.8
Overseas state and local tax	0.7	0.8
Unrelieved tax losses	0.4	0.2
Prior year adjustments	(1.0)	(1.7)
Other items	0.4	0.4
Income tax expense	17.6	17.7

6. Personnel expense

Continuing operations	2007 £m	Restated 2006 £m
Wages and salaries	101.0	103.8
Social security expense	10.6	10.8
Pension expense (note 18)	6.2	5.4
Share option expense	1.7	1.2
	119.5	121.2

Key management remuneration

Continuing operations	2007 £m	2006 £m
Salary	1.8	1.6
Bonus	0.6	0.5
Benefits	0.5	0.4
	2.9	2.5

Filtrona considers key management personnel to be the members of the Global Executive.

Notes

7. Earnings per share

	2007 £m	Restated 2006 £m
Continuing operations		
Earnings attributable to equity holders of Filtrona plc	33.0	33.5
Adjustment*	4.3	0.6
Adjusted earnings	37.3	34.1
Discontinued operations		
Earnings attributable to equity holders of Filtrona plc	1.1	1.0
Basic weighted average ordinary shares in issue (million)	216.3	218.8
Dilutive effect of employee share option plans (million)	2.2	1.8
Diluted weighted average ordinary shares (million)	218.5	220.6
Continuing operations		
Basic earnings per share	15.3p	15.3p
Adjustment*	1.9p	0.3p
Adjusted earnings per share	17.2p	15.6p
Diluted basic earnings per share	15.1p	15.1p
Diluted adjusted earnings per share	17.1p	15.5p
Discontinued operations		
Basic earnings per share	0.5p	0.5p
Diluted basic earnings per share	0.5p	0.5p

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

The basic weighted average number of ordinary shares in issue excludes shares held in treasury and shares held by an employee benefit trust.

* The adjustment relates to intangible amortisation and restructuring costs (2006: intangible amortisation) less tax relief at 34.0% (2006: 34.0%) thereon

8. Property, plant and equipment

				2007
	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Total £m
Cost				
Beginning of year	58.1	271.4	40.5	370.0
Acquisitions	2.6	0.3	0.1	3.0
Divestment of Globalpack	(1.6)	(30.4)	(3.9)	(35.9)
Additions	3.2	20.9	3.6	27.7
Disposals	(0.3)	(6.3)	(2.1)	(8.7)
Restructuring	(0.7)	(1.5)	(0.3)	(2.5)
Currency translation	1.0	3.4	1.0	5.4
End of year	62.3	257.8	38.9	359.0
Depreciation				
Beginning of year	13.0	150.8	27.8	191.6
Expense in year	1.3	16.5	3.8	21.6
Divestment of Globalpack	(0.4)	(15.8)	(2.2)	(18.4)
Disposals	(0.3)	(5.6)	(2.0)	(7.9)
Restructuring	(0.6)	(1.1)	(0.2)	(1.9)
Currency translation	0.4	2.5	0.4	3.3
End of year	13.4	147.3	27.6	188.3
Net book value at end of year	48.9	110.5	11.3	170.7

Notes

8. **Property, plant and equipment** continued

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	2006 Total £m
Cost				
Beginning of year	59.2	267.1	40.9	367.2
Acquisitions	-	0.1	-	0.1
Divestment	-	(0.7)	(0.2)	(0.9)
Additions	3.9	27.0	3.4	34.3
Disposals	(1.5)	(4.8)	(1.5)	(7.8)
Currency translation	(3.5)	(17.3)	(2.1)	(22.9)
End of year	58.1	271.4	40.5	370.0
Depreciation				
Beginning of year	12.7	147.3	26.7	186.7
Expense in year	1.5	17.6	3.8	22.9
Divestment	-	(0.7)	(0.2)	(0.9)
Disposals	(0.4)	(4.4)	(1.5)	(6.3)
Currency translation	(0.8)	(9.0)	(1.0)	(10.8)
End of year	13.0	150.8	27.8	191.6
Net book value at end of year	45.1	120.6	12.7	178.4
Net book value at beginning of year	46.5	119.8	14.2	180.5

9. **Intangible assets**

	2007 £m	2006 £m
Goodwill		
Net book value		
Beginning of year	40.3	43.3
Acquisitions (note 23)	12.4	-
Currency translation	1.1	(3.0)
End of year	53.8	40.3
Customer relationships		
Cost		
Beginning of year	21.4	21.0
Acquisitions (note 23)	14.1	0.6
Currency translation	1.8	(0.2)
End of year	37.3	21.4
Amortisation		
Beginning of year	2.2	1.3
Expense in year	1.5	0.9
Currency translation	0.2	-
End of year	3.9	2.2
Net book value at end of year	33.4	19.2
Net book value at beginning of year	19.2	19.7
Total net book value of intangible assets at end of year	87.2	59.5

Notes

9. Intangible assets continued

Filtrona tests intangible assets annually for impairment, or more frequently if there are indications that they are impaired. Intangible assets are allocated to cash generating units and a discounted cash flow analysis is computed to compare discounted estimated future operating cash flows to the net carrying value of each business, as discussed in the Business Review. The analysis is based on forecast cash flows, with zero growth used to determine terminal values. The estimated cash flows are discounted using Filtrona's weighted average cost of capital and any impairments identified are charged to the income statement. The test is dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows.

10. Inventories

	2007 £m	2006 £m
Raw materials and consumables	21.9	23.9
Work-in-progress	2.6	3.1
Finished goods and goods for resale	30.7	28.7
	55.2	55.7

Inventories held at net realisable value and amounts recognised as income from the reversal of impairments were not significant.

11. Trade and other receivables

	2007 £m	2006 £m
Non-current assets		
Other receivables	8.1	-
Current assets		
Trade receivables	56.3	68.2
Other receivables	9.8	6.6
Prepayments and accrued income	5.6	6.3
	71.7	81.1
Total trade and other receivables	79.8	81.1

Other receivables include an amount of £10.6m (2006: £nil) due from the Itavema Group for the purchase of the Globalpack business.

12. Cash and cash equivalents

	2007 £m	2006 £m
Bank balances	23.8	18.3
Short-term bank deposits not repayable on demand	-	2.4
Cash and cash equivalents	23.8	20.7
Bank overdrafts	(0.2)	(1.0)
Cash and cash equivalents in the statement of cash flows	23.6	19.7

13. Trade and other payables

	2007 £m	2006 £m
Trade payables	33.2	38.1
Other tax and social security contributions	3.0	3.2
Other payables	5.5	6.7
Accruals and deferred income	23.3	17.0
	65.0	65.0

Notes

14. Interest bearing loans and borrowings

	2007 £m	2006 £m
Non-current liabilities		
Unsecured bank loans	**157.8**	117.9
Current liabilities		
Unsecured bank loans	**1.0**	0.1
Unsecured non-bank loan	**-**	0.5
	1.0	0.6

All debt must be repaid no later than May 2010.

At 31 December 2007, the majority of Filtrona's interest bearing loans and borrowings were at floating rates of interest set with reference to LIBOR for periods ranging from seven days to three months. €30m and up to US$75m of net debt was protected from adverse movements in interest rates with interest rate caps for a period of 23 months. On 24 February 2006 the interest rate on US$40m of net debt was effectively fixed at 5.1775% with an interest rate swap for a period of two years. With effect from 24 November 2006 the interest rate on a further US$30m of net debt was effectively fixed at 5.4313% with an interest rate swap for a period of two years. On 31 July 2007 and with effect from 21 November 2008 the interest rate on a further US$30m of net debt was effectively fixed at 5.3935% for a period of one year, extending to November 2009.

At 31 December 2006, the majority of Filtrona's interest bearing loans and borrowings were at floating rates of interest set with reference to LIBOR for periods ranging from seven days to three months. €30m and up to US$65m of net debt was protected from adverse movements in interest rates with interest rate caps for a period of 20 months.

After taking into account foreign exchange swaps, the currency and interest rate profile of Filtrona's financial assets and liabilities is as follows:

	2007					2006				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Impact of foreign exchange swaps £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Impact of foreign exchange swaps £m	Total £m
Assets										
Sterling	-	-	6.8	19.8	**26.6**	-	3.4	8.9	-	12.3
US dollar	-	7.0	39.2	(11.7)	**34.5**	-	5.0	27.2	-	32.2
Euro	-	6.4	15.9	(7.4)	**14.9**	-	4.3	20.1	-	24.4
Other	-	10.4	12.3	(0.5)	**22.2**	-	8.0	18.6	-	26.6
	-	**23.8**	**74.2**	**0.2**	**98.2**	-	20.7	74.8	-	95.5
Liabilities										
Sterling	-	51.5	6.5	(60.2)	**(2.2)**	-	31.1	7.5	(61.3)	(22.7)
US dollar	35.2	71.3	19.8	4.9	**131.2**	35.7	52.5	23.4	9.5	121.1
Euro	-	0.1	8.1	56.8	**65.0**	-	0.2	10.5	52.1	62.8
Other	-	0.9	7.6	-	**8.5**	-	-	6.6	-	6.6
	35.2	**123.8**	**42.0**	**1.5**	**202.5**	35.7	83.8	48.0	0.3	167.8

15. Derivatives

Filtrona uses derivatives to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Filtrona does not hold or issue derivatives for trading purposes.

Notes

15. Derivatives continued

	Assets		Liabilities	
	Fair values £m	Contractual or notional amounts £m	Fair values £m	Contractual or notional amounts £m
At 31 December 2007				
Fair value hedges				
Forward foreign exchange contracts	0.2	5.5	(0.5)	20.1
Cash flow hedges				
Forward foreign exchange contracts	-	0.4	-	1.3
Interest rate swaps	-	20.1	(0.3)	30.2
Hedges of net investments				
Cross currency swaps	-	1.6	(1.0)	59.6
	0.2	27.6	(1.8)	111.2

	Assets		Liabilities	
	Fair values £m	Contractual or notional amounts £m	Fair values £m	Contractual or notional amounts £m
At 31 December 2006				
Fair value hedges				
Forward foreign exchange contracts	-	1.6	-	9.7
Cash flow hedges				
Forward foreign exchange contracts	-	1.8	-	2.5
Interest rate swaps	0.2	35.9	-	-
Hedges of net investments				
Cross currency swaps	-	4.4	(0.3)	57.2
	0.2	43.7	(0.3)	69.4

Fair value hedges are hedges of the currency risk exposure to changes in the fair value of recognised assets or liabilities or a previously unrecognised firm commitment to buy or sell assets at a fixed price.

Cash flow hedges are hedges of the currency and interest rate risk exposure to variability in cash flows.

Hedges of net investments are hedges of the currency risk exposure to changes in the fair value of recognised investments in foreign operations.

Fair values of forward foreign exchange contracts and cross currency swaps have been calculated at year end forward exchange rates compared to contracted rates. Fair values of interest rate swaps have been calculated by discounting cash flows at forward rates. All other financial assets, classified as 'loans and receivables', and *financial liabilities, classified as 'amortised cost'*, are held at amortised cost and have short terms to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

The net fair value gains on open forward foreign exchange contracts that hedge foreign currency risk of anticipated future sales and purchases will be transferred to the income statement when the forecast sales and purchases occur. With the exception of the receipt of the Globalpack disposal consideration from the Itavema Group all of the hedged transactions are expected to occur over the next 12 months. With the exception of the consideration discussed above and the interest rate swaps discussed in note 14 all other derivative instruments mature within the next 12 months.

Filtrona has US dollar denominated borrowings and US dollar and euro currency swaps which it has designated as hedges of its net investments in subsidiary undertakings. The exchange gains of £0.8m (2006: gains of £15.5m) on these borrowings and the gains of £0.4m (2006: gains of £2.1m) on the US dollar currency swaps and losses of £4.4m (2006: gains of £0.8m) on euro currency swaps have been recognised in reserves.

Finance income and expense arising on financial assets and financial liabilities held at amortised cost are those amounts, excluding the expected return on pension scheme assets and interest on pension scheme liabilities, detailed in note 4. The only losses recognised on financial assets held at amortised cost are those detailed as impairment losses in note 1.

Notes

16. Deferred tax

Deferred tax assets and liabilities are attributable to the following:

	2007			2006		
	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Net £m
Property, plant and equipment	(1.8)	13.7	11.9	(0.6)	17.8	17.2
Intangible assets	-	8.7	8.7	-	7.2	7.2
Employee benefits	(6.7)	-	(6.7)	(10.0)	-	(10.0)
Other	(3.7)	1.8	(1.9)	(3.8)	0.7	(3.1)
Tax (assets)/liabilities	(12.2)	24.2	12.0	(14.4)	25.7	11.3
Set off of tax	11.9	(11.9)	-	14.1	(14.1)	-
Net tax (assets)/liabilities	(0.3)	12.3	12.0	(0.3)	11.6	11.3

Movements in temporary differences in the year:

	2007 £m	2006 £m
Beginning of year	11.3	9.8
Charge to the income statement in respect of current year (note 5)	0.5	0.6
Charge to the income statement in respect of current year – discontinued operations	-	0.1
(Credit)/charge to the income statement in respect of prior years	(0.5)	0.9
Charge to reserves on movements on defined benefit pension schemes	2.4	0.7
Acquisitions (note 23)	(0.3)	-
Divestment of Globalpack	(1.8)	-
Currency translation	0.4	(0.8)
End of year	12.0	11.3

No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where Filtrona is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance. Deferred tax assets of £1.9m (2006: £0.7m) have not been recognised where their realisation is not considered probable. These assets include *capital losses of £0.6m (2006: £0.7m) and other temporary differences* of £1.3m (2006: £nil).

17. Provisions

	Discontinued £m	Other £m	2007 Total £m
Movements			
Beginning of year	-	5.7	5.7
Provisions made during the year	-	2.5	2.5
Provisions reversed during the year	-	(2.3)	(2.3)
Acquisitions (note 23)	-	0.2	0.2
Reclassified to working capital	-	(2.2)	(2.2)
Reclassified to employee benefits (note 18)	-	(0.6)	(0.6)
Utilised	(0.7)	(2.4)	(3.1)
Charged against discontinued operations	6.4	-	6.4
End of year	5.7	0.9	6.6
Non-current	3.7	0.8	4.5
Current	2.0	0.1	2.1
	5.7	0.9	6.6

Discontinued provisions relate to warranties made on the disposal of Globalpack. Other provisions relate primarily to vacant properties and employees' compensation claims. Non-current provisions are generally long-term in nature with the timing of utilisation uncertain.

Notes

17. **Provisions** continued

	2006 £m
Movements	
Beginning of year	7.5
Acquisitions	0.3
Utilised	(2.0)
Currency translation	(0.1)
End of year	5.7
Non-current	2.7
Current	3.0
	5.7

Provisions relate primarily to vacant properties and employees' compensation claims. Non-current provisions are generally long-term in nature with the timing of utilisation uncertain.

18. **Employee benefits**

Post-retirement benefits
Trustees administer the schemes and the assets are held independently from Filtrona.

Pension costs of the defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes as at 5 April 2006 and annual actuarial valuations are performed on the principal US defined benefit schemes. The assets and liabilities of the defined benefit schemes have been updated to the balance sheet date from the most recent actuarial valuations taking account of the investment returns achieved by the schemes and the level of contributions.

Contributions to all schemes are determined in line with actuarial advice, local conditions and practices. Defined benefit contributions in 2008 are expected to be £6.6m, which consists of payments to fund future service accruals and contributions to amortise the deficit in respect of past service.

The amounts included in the consolidated financial information in respect of arrangements in Europe and the US is as follows:

	2007 £m	2006 £m
Amounts charged to operating profit		
Defined contribution schemes (note 6)	**2.8**	2.2
Defined benefit schemes:		
Service cost (note 6)	**3.4**	3.2
Curtailment gain recognised within restructuring costs	**(0.1)**	-
Total operating expense	**6.1**	5.4
Amounts included as finance (income)/expense		
Expected return on scheme assets (note 4)	**(8.7)**	(7.7)
Interest on scheme liabilities (note 4)	**8.4**	7.5
Net financial return	**(0.3)**	(0.2)
Amounts recognised in the statement of recognised income and expense		
Actual return less expected return on scheme assets	**(0.3)**	5.5
Impact of changes in assumptions relating to the present value of scheme liabilities	**7.2**	(3.3)
Actuarial gain	**6.9**	2.2

18. Employee benefits continued

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 (revised) were:

	2007 Europe	2007 US	2006 Europe	2006 US
Rate of increase in salaries	**4.20%**	**4.00%**	3.90%	4.00%
Rate of increase in pensions	**3.20%**	**n/a***	2.90%	n/a*
Discount rate	**5.60%**	**6.00%**	5.00%	5.75%
Inflation rate	**3.20%**	**n/a***	2.90%	n/a*
Expected return on scheme assets	**6.20%**	**8.50%**	6.10%	8.30%

* not applicable

The assumptions used by the actuaries are the estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

The life expectancy assumptions used to estimate defined benefit obligations at the year end are:

	2007 Europe	2007 US	2006 Europe	2006 US
Male retiring today at age 65	**21.8**	**18.2**	21.8	18.1
Female retiring today at age 65	**24.7**	**20.5**	24.7	20.4
Male retiring in 20 years at age 65	**23.0**	**18.2**	23.0	18.1
Female retiring in 20 years at age 65	**25.8**	**20.5**	25.8	20.4

The fair value of scheme assets, which are not intended to be realised in the short-term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

2007

	Long-term rate of return	**Europe £m**	**Long-term rate of return**	**US £m**	**Total**
Equities	7.00%	78.4	9.75%	19.4	**97.8**
Bonds	5.30%	14.0	5.75%	9.2	**23.2**
Gilts	4.00%	22.1		-	**22.1**
Other	5.20%	0.3	4.50%	0.1	**0.4**
Fair value of scheme assets		114.8		28.7	**143.5**
Present value of scheme liabilities		(131.2)		(34.6)	**(165.8)**
Retirement benefit obligations		(16.4)		(5.9)	**(22.3)**

2006

	Long-term rate of return	Europe £m	Long-term rate of return	US £m	Total
Equities	6.90%	73.2	9.75%	17.5	90.7
Bonds	4.70%	13.3	5.75%	10.4	23.7
Gilts	3.90%	19.9		-	19.9
Other	4.70%	0.3	4.50%	0.2	0.5
Fair value of scheme assets		106.7		28.1	134.8
Present value of scheme liabilities		(131.6)		(34.1)	(165.7)
Retirement benefit obligations		(24.9)		(6.0)	(30.9)

Notes

18. Employee benefits continued

Movement in fair value of scheme assets/(liabilities) during the year

	2007			2006		
	Scheme assets £m	Scheme liabilities £m	Total £m	Scheme assets £m	Scheme liabilities £m	Total £m
Beginning of year	134.8	(165.7)	(30.9)	124.4	(160.2)	(35.8)
Service cost	-	(3.4)	(3.4)	-	(3.2)	(3.2)
Employer contributions	5.3	-	5.3	4.7	-	4.7
Employee contributions	0.8	(0.8)	-	0.8	(0.8)	-
Actuarial (losses)/gains	(0.3)	7.2	6.9	5.5	(3.3)	2.2
Reclassification (note 17)	-	(0.6)	(0.6)	-	-	-
Finance income/(expense)	8.7	(8.4)	0.3	7.7	(7.5)	0.2
Benefits paid	(5.4)	5.4	-	(4.7)	4.7	-
Curtailment	-	0.1	0.1	-	-	-
Currency translation	(0.4)	0.4	-	(3.6)	4.6	1.0
End of year	143.5	(165.8)	(22.3)	134.8	(165.7)	(30.9)

	2007		2006	
	% of scheme assets/ liabilities	£m	% of scheme assets/ liabilities	£m
Experience gains and losses				
Difference between actual and expected return on scheme assets	(0.2)	(0.3)	4.1	5.5
Net actuarial gains recognised in the statement of recognised income and expense	4.2	6.9	1.3	2.2

Sensitivity
For the significant assumptions used in determining post-retirement costs and liabilities, the following sensitivity analysis gives the estimate of the impact on the income statement and balance sheet for the year ended 31 December 2007.

	Scheme liabilities			*Annual service cost*		
	Europe £m	US £m	Total £m	Europe £m	US £m	Total £m
0.5% decrease in the discount rate	15.5	2.5	18.0	0.4	0.1	0.5
1.0% increase in the rate of inflation	25.0	-	25.0	0.9	-	0.9
1 year increase in life expectancy	3.0	1.0	4.0	0.1	-	0.1
0.5% increase in the discount rate	(13.5)	(2.2)	(15.7)	(0.4)	(0.1)	(0.5)
1.0% decrease in the rate of inflation	(20.0)	-	(20.0)	(0.7)	-	(0.7)

Historical information

	2007 £m	2006 £m	2005 £m
Scheme assets	143.5	134.8	124.4
Scheme liabilities	(165.8)	(165.7)	(160.2)
Retirement benefit obligations	(22.3)	(30.9)	(35.8)
Actual return less expected return on scheme assets	(0.3)	5.5	5.7
Impact of changes in assumptions relating to the present value of scheme liabilities	7.2	(3.3)	(7.7)

Notes

18. Employee benefits continued

Share-based incentives

Filtrona operates share-based incentive plans for its Executive Directors and employees. The total charge for continuing operations in respect of these plans during the year was £1.7m (2006: £1.2m). Details of these plans are set out below:

Share options outstanding

2007

	At 1 Jan 2007	Weighted average exercise price	Granted during the year	Weighted average exercise price	Lapsed during the year	Weighted average exercise price	Exercised during the year	Weighted average exercise price	At 31 Dec 2007	Weighted average exercise price	Exercisable at 31 Dec 2007
LTIP Part A	3,981,624	248.2p	2,367,082	239.0p	(303,579)	250.3p	-	-	6,045,127	244.6p	-
LTIP Part B 'Matching'	600,666	-	-	-	(25,378)	-	-	-	575,288	-	-
LTIP Part B 'Performance'	1,012,157	-	588,829	-	-	-	-	-	1,600,986	-	-
DASB	128,320	-	182,985	-	-	-	-	-	311,305	-	-
SAYE 3 year plan	670,858	237.0p	674,008	199.8p	(522,692)	231.7p	(2,003)	237.0p	820,171	209.8p	-
SAYE 5 year plan	664,486	237.0p	408,594	199.8p	(489,942)	234.2p	(3,244)	237.0p	579,894	213.2p	-
	7,058,111		4,221,498		(1,341,591)		(5,247)		9,932,771		

2006

	At 1 Jan 2006	Weighted average exercise price	Granted during the year	Weighted average exercise price	Lapsed during the year	Weighted average exercise price	Exercised during the year	Weighted average exercise price	At 31 Dec 2006	Weighted average exercise price	Exercisable at 31 Dec 2006
LTIP Part A	2,133,262	239.5p	1,987,174	257.0p	(138,812)	239.5p	-	-	3,981,624	248.2p	-
LTIP Part B 'Matching'	600,666	-	-	-	-	-	-	-	600,666	-	-
LTIP Part B 'Performance'	515,347	-	496,810	-	-	-	-	-	1,012,157	-	-
DASB	-	-	128,320	-	-	-	-	-	128,320	-	-
SAYE 3 year plan	-	-	764,823	237.0p	(93,122)	237.0p	(843)	237.0p	670,858	237.0p	-
SAYE 5 year plan	-	-	710,677	237.0p	(46,191)	237.0p	-	-	664,486	237.0p	-
	3,249,275		4,087,804		(278,125)		(843)		7,058,111		-

Fair value model inputs for share options outstanding

2007

	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'	DASB	SAYE 3 year plan	SAYE 5 year plan
Weighted average fair value at grant	45.3p	211.9p	192.9p	246.9p	74.3p	87.3p
Weighted average share price at grant	244.5p	232.0p	257.7p	266.9p	274.5p	279.3p
Weighted average exercise price	244.5p	-	-	-	219.6p	223.4p
Weighted average volatility	22.8%	23.6%	23.3%	N/A	21.0%	23.9%
Weighted average dividend yield	2.91%	3.07%	2.76%	2.64%	2.57%	2.53%
Weighted risk free rate	4.62%	4.10%	4.57%	4.83%	4.76%	4.60%
Expected employee retention rates	80.0%	100.0%	98.0%	98.0%	30.0%	30.0%
Expected term	3.25 years	3.00 years	3.75 years	3.00 years	3.23 years	5.18 years
Valuation model	Binomial	Black-Scholes	Monte Carlo	Binomial	Binomial	Binomial

2006

	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'	DASB	SAYE 3 year plan	SAYE 5 year plan
Weighted average fair value at grant	41.1p	211.9p	237.1p	276.4p	77.6p	92.2p
Weighted average share price at grant	248.2p	232.0p	262.1p	296.8p	296.3p	296.3p
Weighted average exercise price	248.2p	-	-	-	237.0p	237.0p
Weighted average volatility	22.7%	23.6%	24.1%	20.5%	20.3%	24.2%
Weighted average dividend yield	2.87%	3.07%	2.75%	2.40%	2.40%	2.40%
Weighted risk free rate	4.36%	4.10%	4.23%	4.35%	4.39%	4.36%
Expected employee retention rates	76.9%	85.0%	91.5%	98.0%	55.0%	55.0%
Expected term	3.25 years	3.00 years	3.75 years	3.00 years	3.00 years	5.00 years

In 2006, all options were valued using the Black-Scholes model.

Notes

18. Employee benefits continued

Volatility has been calculated over the length of the expected term, for the period immediately before the grant date.

	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'	DASB	2007 and 2006 SAYE 3 year plan	SAYE 5 year plan
Contractual life	3 – 10 years	3 – 6 years	3 – 6 years	3 years	3 years	5 years

All options are settled with equity.

19. Share capital

	2007 £m	2006 £m
Authorised: 500 million (2006: 500 million) ordinary shares of 25p (2006: 25p) each	125.0	125.0
Issued and fully paid ordinary shares of 25p (2006: 25p) each	54.8	54.8
Number of shares in issue		
Beginning and end of year	219,326,795	219,326,795

At 31 December 2007 the Company held 13,664,604 (2006: nil) of its own shares in treasury.

20. Movements on reserves

2007

	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings: Own shares £m	Retained earnings: Earnings £m	Minority interests £m	Total £m
At 1 January 2007	0.1	(132.8)	-	1.6	(2.2)	221.2	6.0	93.9
Total recognised income and expense for the year			(0.3)	0.3		38.6	2.0	40.6
Acquisition of employee trust shares					(1.7)			(1.7)
Share option expense						1.8		1.8
Purchase of shares into treasury					(30.6)			(30.6)
Divestment of Globalpack							(2.5)	(2.5)
Dividends paid						(15.5)	(0.7)	(16.2)
At 31 December 2007	0.1	(132.8)	(0.3)	1.9	(34.5)	246.1	4.8	85.3

2006

	Capital redemption reserve £m	Other reserve £m	Translation reserve £m	Retained earnings: Own shares £m	Retained earnings: Earnings £m	Minority interests £m	Total £m
At 1 January 2006	0.1	(132.8)	5.3	(1.0)	198.3	5.6	75.5
Total recognised income and expense for the year			(3.7)		36.0	1.2	33.5
Acquisition of employee trust shares				(1.2)			(1.2)
Share option expense					1.2		1.2
Dividends paid					(14.3)	(0.8)	(15.1)
At 31 December 2006	0.1	(132.8)	1.6	(2.2)	221.2	6.0	93.9

Notes

20. **Movements on reserves** continued

Employee trust shares are ordinary shares of the Company held in an employee benefit trust. The purpose of this trust is to hold shares in the Company for subsequent transfer to Executive Directors and employees relating to options granted and awards made in respect of market purchase shares under the Company's share-based incentive plans. The assets, liabilities and expenditure of the trust have been incorporated in this financial information. At 31 December 2007 the trust held 1,557,107 (2006: 872,166) shares, upon which dividends have been waived, with an aggregate nominal value of £0.4m (2006: £0.2m) and market value of £3.2m (2006: £2.3m). During 2007, 13,664,604 ordinary shares with a nominal value of £3.4m were purchased into treasury at a cost of £30.6m. This represents 6.2% of the number of ordinary shares in issue at the beginning of 2007.

The other reserve relates to the Group reorganisation which took place as part of the demerger from Bunzl plc and represents the difference between Filtrona plc's share capital and Filtrona International Ltd's share capital and share premium on 6 June 2005 and is not distributable.

21. **Analysis of net debt**

	1 Jan 2007 £m	Cash flow £m	Exchange movements £m	31 Dec 2007 £m
Cash at bank and in hand	15.8	7.0	0.3	**23.1**
Short-term bank deposits repayable on demand	2.5	(2.0)	0.2	**0.7**
Short-term bank deposits not repayable on demand	2.4	(2.4)	-	-
Cash and cash equivalents	20.7	2.6	0.5	**23.8**
Bank overdrafts	(1.0)	0.8	-	**(0.2)**
Cash and cash equivalents in the statement of cash flows	19.7	3.4	0.5	**23.6**
Debt due within one year	(0.6)	(0.3)	(0.1)	**(1.0)**
Debt due after one year	(117.9)	(41.1)	1.2	**(157.8)**
Net debt	(98.8)	(38.0)	1.6	**(135.2)**

22. **Commitments**

Operating leases
At 31 December Filtrona had the following commitments under non-cancellable operating leases:

	2007 £m	2006 £m
Payable within one year	**1.4**	1.6
Payable between one and five years	**3.1**	4.5
Payable after five years	**3.5**	4.4
	8.0	10.5

Other commitments
In December 2005 Filtrona entered into an agreement that could lead to the purchase of the remaining 20% of FractureCode Corporation ApS sometime between March 2009 and December 2012. The consideration payable for the remaining 20% of shares is dependent on various profit related targets with a minimum consideration payable of €3.1m and a maximum of €40m.

Notes

23. Acquisitions

On 3 May 2007, Filtrona acquired the assets and business of Duraco, Inc. ('Duraco') based in Chicago, Illinois for a total consideration of £31.7m. Duraco is a market leading manufacturer and supplier of self-adhesive foam products for protection and finishing applications in a broad array of served markets including point of purchase products and white goods.

Duraco contributed £9.7m to revenue and £2.3m to operating profit before intangible amortisation and restructuring costs in 2007.

In May 2006 Filtrona purchased certain assets and the business of the CSL Digital Print division of CORGI Services Limited and, concurrently, entered into a five year agreement with CORGI Group Limited for the exclusive supply of registered gas installer identity cards.

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

The principal fair value adjustments are as follows:

In 2007:

The adjustment to property, plant and equipment reflects the open market value of the freehold property.

The adjustment to inventories and receivables reflects the impact of applying Filtrona group accounting policies to these items.

The adjustment to deferred tax reflects the asset arising from a temporary difference between the accounting and tax base of property, plant and equipment.

The adjustment to provisions includes amounts relating to the reassessment of potential liabilities that were not fully recognised on acquisition.

In 2006:

There were no adjustments to the book value of assets and liabilities acquired.

A summary of the acquisition of Duraco in 2007 is detailed below:

	Book value at acquisition £m	Revaluation £m	Consistency of accounting policy £m	Fair value of assets acquired £m
Property, plant and equipment	1.4	1.6	-	3.0
Inventories	1.2	-	(0.2)	1.0
Receivables	2.1	-	(0.1)	2.0
Deferred tax	-	0.3	-	0.3
Payables	(0.9)	-	-	(0.9)
Provisions	-	(0.2)	-	(0.2)
	3.8	1.7	(0.3)	5.2
Customer relationships (note 9)				14.1
Goodwill (note 9)				12.4
Consideration				31.7
Satisfied by:				
Cash consideration				30.4
Acquisition expenses settled in cash				1.1
Accrued acquisition expenses				0.2
The net cash outflow in the period in respect of the acquisition of Duraco comprised:				
Cash consideration				30.4
Acquisition expenses settled in cash				1.1
Net cash outflow in respect of acquisition of Duraco				31.5

23. Acquisitions continued

Included in the £12.4m of goodwill recognised above is the value of the unique revenue synergy opportunities available to Filtrona through the integration of the business. Due to its nature this asset cannot be individually identified nor reliably measured.

A summary of the acquisition of CSL Digital Print in 2006 is detailed below:

	Book and fair value of assets acquired £m
Property, plant and equipment	0.1
Trade and other receivables	0.1
Provisions	(0.3)
	(0.1)
Customer relationships (note 9)	0.6
Consideration, satisfied in cash	0.5

24. Discontinued operations

On 29 June 2007, Filtrona completed the disposal of Globalpack, its Brazilian consumer packaging business, to the Itavema Group for a total gross consideration of £27.9m. The disposal resulted in a profit before tax of £2.7m which has been recognised as discontinued operations in the income statement.

In March 2006 Filtrona completed the sale of the High Profile business for £0.3m, which was satisfied in cash, and the control of the business passed to the acquirer.

The results for Globalpack are presented below:

	2007 £m	2006 £m
Revenue	13.6	27.1
Operating profit	1.7	2.4
Finance income	0.1	0.3
Finance expense	(0.1)	(0.3)
Profit before tax from discontinued operations	1.7	2.4
Profit on disposal of discontinued operations	2.7	-
Income tax expense	(2.4)	(0.9)
Profit for the period	2.0	1.5
Attributable to:		
Equity holders of Filtrona plc	1.1	1.0
Minority interests	0.9	0.5
Profit for the period	2.0	1.5
Earnings per share attributable to equity holders of Filtrona plc:		
Basic	0.5p	0.5p
Diluted	0.5p	0.5p

Income tax expense is analysed as follows:

	2007 £m	2006 £m
On profit on ordinary activities	0.7	0.9
On the profit on disposal	1.7	-
	2.4	0.9

Notes

24. Discontinued operations continued

The major classes of assets and liabilities sold are analysed as follows:

	£m
Assets and liabilities disposed of other than cash	
Property, plant and equipment	17.5
Inventories	2.1
Trade and other receivables	6.2
Trade and other payables	(4.9)
Net assets disposed of other than cash and cash equivalents	20.9

	£m
Gain on disposal of discontinued operations	
Cash consideration	15.4
Disposal expenses settled in cash during the period	(1.2)
Disposal provisions utilised in cash during the period	(0.7)
Cash and short-term deposits in Globalpack on disposal	(0.6)
Net cash inflow in respect of disposal of Globalpack	**12.9**
Fair value of deferred consideration	10.2
Net assets disposed of less minority share	(18.4)
Cumulative exchange gains deferred in equity	5.0
Accrued disposal expenses	(0.8)
Warranty provisions	(5.7)
Closure expenses	(0.4)
Accelerated share option expense	(0.1)
Gain on disposal of discontinued operations	**2.7**

Closure expenses relate to the exit from a Coated and Security Products office in Barcelona, Spain.

The disposal of High Profile in 2006 had the following effect on Filtrona's assets and liabilities:

	£m
Inventories	0.3
Trade and other receivables	0.1
Trade and other payables	(0.1)
Net identifiable assets and liabilities (at date of completion)	0.3
Consideration, satisfied in cash	0.3

25. Dividends

	Per share		Total	
	2007	2006	**2007**	2006
	p	p	**£m**	£m
2006 interim: paid 27 October 2006		2.30		5.0
2006 final: paid 4 May 2007		4.60		10.1
2007 interim: paid 26 October 2007	**2.52**		**5.4**	
2007 proposed final: payable 2 May 2008	**5.08**		**10.4**	
	7.60	6.90	**15.8**	15.1

The 2007 interim dividend paid was £5.4m, £0.1m lower than the amount proposed due to the impact of the Company purchasing its own shares.

26. Transactions with related parties

Filtrona has not entered into any material transactions with related parties other than with key management as disclosed in note 6. Furthermore, throughout 2007 and 2006, no Director had a personal interest in any significant transaction of Filtrona.

File No: 82-34882

RECEIVED

2008 MAR 13 A 10:21

Financial Services Authority

FSA®

TR-1:	**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FILTRONA PLC
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	
3. Full name of person(s) subject to the notification obligation:	Pennant Capital Management LLC
4. Full name of shareholder(s) (if different from 3.):	Pennant Offshore Partners, L.T.D Pennant Onshore Partners, L.P. Pennant Onshore Qualified, L.P. Pennant Spinnaker Fund, L.P. Pennant Windward Fund, L.P. Pennant Windward Fund, Ltd.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	6 December 2007
6. Date on which issuer notified:	27 February 2008
7. Threshold(s) that is/are crossed or reached:	6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	12,787,189	12,787,189	12,927,189		12,927,189		6.05%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,927,189	6.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Pennant Offshore Partners, L.T.D	2,393,077 voting rights
Pennant Onshore Partners, L.P.	726,940 voting rights
Pennant Onshore Qualified, L.P.	1,454,580 voting rights
Pennant Spinnaker Fund, L.P.	818,780 voting rights
Pennant Windward Fund, L.P.	3,018,812 voting rights
Pennant Windward Fund, Ltd.	4,515,000 voting rights

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Jon Green Filtrona plc
15. Contact telephone number:	01908 359100

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

MARK HARPER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MARK HARPER

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

15,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.007%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

1.815p per share

14. Date and place of transaction

29 February 2008, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

120,986 (120,576 held beneficially, 410 held non-beneficially); 0.06%

16. Date issuer informed of transaction

29 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
ANDREW COOK – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
29 February 2008

END

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